                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                AMENDMENT NO. 3

                             Gander Mountain, Inc.
                   -----------------------------------------
                                (Name of Issuer)



                         Common Stock, par value $0.01
                   -----------------------------------------
                        (Title of Class of Securities)


                                  364 719 104
                   -----------------------------------------
                                 (CUSIP Number)



                            David J. Greenwald, Esq.
                              Goldman, Sachs & Co.
                                85 Broad Street
                            New York, New York 10004
                                 (212) 902-1000
                      ----------------------------------
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                               February 3, 1997
                   -----------------------------------------
            (Date of Event which requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: ______

-----------------------
CUSIP NO.
364 719 104
-----------------

--------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or  I.R.S. Identification No. of  Above Person

     Goldman, Sachs & Co.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
                                                     (a)
                                                         ----
                                                     (b) _____
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds


--------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
                                                ----------
--------------------------------------------------------------------------------
6.  Citizenship or place of Organization

        New York
--------------------------------------------------------------------------------
Number of       7  Sole Voting Power
Shares
Beneficially             -0-
Owned By        ----------------------------
Each            8  Shared Voting Power
Reporting                -0-
Person With     ----------------------------
                9  Sole Dispositive Power

                         -0-
                ----------------------------
                10  Shared Dispositive Power
                         -0-
                ----------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                         -0-
-----------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                        _______
-----------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
                       0.0%
-----------------------------------------------------------------
14.  Type of Reporting Person

              BD-PN-IA
-------------------------------------------------------------------------

-----------------------
CUSIP NO.
364 719 104
-----------------

--------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or  I.R.S. Identification No. of  Above Person

     The Goldman Sachs Group, L.P.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
                                                     (a)
                                                         ----
                                                     (b) _____
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds


--------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
                                                 -----------
--------------------------------------------------------------------------------
6.  Citizenship or place of Organization

        Delaware
--------------------------------------------------------------------------------
Number of       7  Sole Voting Power
Shares                   -0-
Beneficially    ----------------------------
Owned By        8  Shared Voting Power
Each                     -0-
Reporting       ----------------------------
Person With     9  Sole Dispositive Power
                         -0-
                ----------------------------
                10  Shared Dispositive Power
                         -0-
                ----------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                         -0-
-----------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                        _______
-----------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
                         0.0%
-----------------------------------------------------------------
14.  Type of Reporting Person

              HC-PN
----------------------------------------------------------------------

_____________________
CUSIP NO.
364 719 104
-----------------

--------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or  I.R.S. Identification No. of  Above Person

     GS Advisors, L.P.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
                                                     (a)
                                                         ----
                                                     (b)
                                                         ----
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds


--------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
                                                -----------
--------------------------------------------------------------------------------
6.  Citizenship or place of Organization

        Delaware
--------------------------------------------------------------------------------
Number of       7  Sole Voting Power
Shares
Beneficially             -0-
Owned By        ----------------------------
Each            8  Shared Voting Power
Reporting                -0-
Person With     ----------------------------
                9  Sole Dispositive Power

                         -0-
                ----------------------------
                10  Shared Dispositive Power
                         -0-
                ----------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                         -0-
-----------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                        _______
-----------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
                         0.0%
-----------------------------------------------------------------
14.  Type of Reporting Person

              PN
-----------------------------------------------------------------

----------------------
CUSIP NO.
364 719 104
-----------------

--------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

     GS Capital Partners, L.P.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group

                                                     (a)
                                                         ----
                                                     (b)
                                                         ----
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds


--------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
                                                ---------
--------------------------------------------------------------------------------
6.  Citizenship or place of Organization

        Delaware
--------------------------------------------------------------------------------
Number of       7  Sole Voting Power
Shares
Beneficially              -0-
Owned By        ----------------------------
Each            8  Shared Voting Power
Reporting                 -0-
Person With     ----------------------------
                9  Sole Dispositive Power

                          -0-
                ----------------------------
                10  Shared Dispositive Power
                          -0-
                ----------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                          -0-
-----------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                        ________
-----------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
                          0.0%
-----------------------------------------------------------------
14.  Type of Reporting Person

         PN
-----------------------------------------------------------------

                              AMENDMENT NO. 3 TO
                                 SCHEDULE 13D
                         RELATING TO THE COMMON STOCK
                           OF GANDER MOUNTAIN, INC.



  This Amendment No. 3 is the final amendment to the Statement on Schedule 13D as most recently amended on May 18, 1994 (the "Schedule 13D") filed by GS Capital Partners, L.P. ("GSCP"), GS Advisors, L.P. ("GS Advisors"), Goldman Sachs & Co. ("Goldman Sachs") and The Goldman Sachs Group, L.P. ("GS Group" and together with GSCP, GS Advisors and Goldman Sachs, the "Filing Persons")/1/, relating to the Common Stock, par value $0.01 per share (the "Common Stock"), of Gander Moutain, Inc., a Wisconsin corporation (the "Company"), which is issuable upon conversion of the Series A Cumulative Convertible Exchangeable Preferred Stock, par value $0.10 per share (the "Series A Preferred Stock"), of the Company. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D.

  This Amendment No. 3 is being filed to amend Items 4, 5, 6 and 7 of the
Schedule 13D as set forth below to reflect the sale of all of the shares of Common Stock beneficially owned by the Filing Persons.

        1. Item 4 of the Schedule 13D is hereby amended to add the following:

        As of January 16, 1997, GSCP and the other Limited Partnerships entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with Holiday Gander Acquiring L.L.C. pursuant to which GSCP and each of the other Limited Partnerships agreed to sell all of the shares of Series A Preferred Stock owned by it for an aggregate purchase price of $850,000 (the "Sale"). A copy of the Stock Purchase Agreement is attached as Exhibit 8 hereto and is incorporated herein. The closing of the Sale under the Stock Purchase Agreement occurred on February 3, 1997 and, as a result, the Filing Persons no longer beneficially own any shares of Common Stock. The purpose of the transaction was to facilitate distributions to be made to the holders of Series A Preferred Stock pursuant to the Company's Second Amended Joint Plan of Reorganization, dated December 16, 1996.

        2. Item 5(a) of the Schedule 13D is hereby amended to add the following:

        As a result of the closing of the Sale and the disposition by GSCP and the other Limited Partnerships of the shares of Series A Preferred Stock owned by each of them, the Filing Persons no longer have any beneficial ownership or interest in, the Common Stock or any other securities of the Company.

        3. Item 5(b) of the Schedule 13D is hereby amended to add the following:

        As a result of the closing of the Sale and the disposition by GSCP and the other Limited Partnerships of the shares of Series A Preferred Stock owned by each of them, the Filing Persons no longer have any sole or shared power to vote or dispose of the Common Stock or any other securities of the Company.

        4. Item 5(c) of the Schedule 13D is hereby amended to add the following:

        Other than the Sale, there have been no transactions by the Filing Persons in the Common Stock during the past sixty days.

        5. Item 5(e) of the Schedule 13D is hereby amended to add the following:

        At the time of the closing of the Sale on February 3, 1997, each of the Filing Persons ceased to be the beneficial owner of more than five percent of the outstanding Common Stock, as described above.

        6. Item 6 of the Schedule 13D is hereby amended to add the following:

        As of January 16, 1997, GSCP and the other Limited Partnerships entered into the Stock Purchase Agreement pursuant to which GSCP and each of the other Limited Partnerships agreed to sell all of the shares of Series A Preferred Stock owned by it for an aggregate purchase price of $850,000. A copy of the Stock Purchase Agreement is attached as Exhibit 8 hereto and is incorporated herein. The closing of the Sale under the Stock Purchase Agreement occurred on February 3, 1997 and, as a result, the Filing Persons no longer beneficially own any shares of Common Stock.

        7.  Item 7 of the Schedule 13D is hereby amended to add the following:

        8.  Stock Purchase Agreement







---------------

/1/ Neither the present filing nor anything contained herein shall be construed as an admission that any Filing Person constitutes a "person" for any purpose other than Section 13(d) of the Securities Exchange Act of 1934, or that the Filing Persons constitute a "group" for any purpose.

                                 SIGNATURE
                                 ---------


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth is true, complete and correct.

Dated:  February 7, 1997



                                    GOLDMAN, SACHS & CO.

                                    By:/s/ Richard A. Friedman
                                       ----------------------------------------
                                    Name:  Richard A. Friedman
                                    Title: Managing Director


                                    THE GOLDMAN SACHS GROUP, L.P.
                                    By: The Goldman Sachs Corporation, its
                                        general partner

                                    By: /s/ Richard A. Friedman
                                       -----------------------------------------
                                    Name:  Richard A. Friedman
                                    Title: Executive Vice President


                                    GS ADVISORS, L.P.
                                    By: GS Advisors, Inc., its general partner

                                    By: /s/ Richard A. Friedman
                                       ----------------------------------------
                                    Name:  Richard A. Friedman
                                    Title: President


                                    GS CAPITAL PARTNERS, L.P.
                                    By: GS Advisors, L.P., its general partner
                                    By: GS Advisors, Inc., its general partner

                                    By: /s/ Richard A. Friedman
                                       -----------------------------------------
                                    Name:  Richard A. Friedman
                                    Title: President